SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NetScreen Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64117V 10 7

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 64117V 10 7	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Feng Deng

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,763,680 6. SHARED VOTING POWER 128,820 7. SOLE DISPOSITIVE POWER 3,763,680 8. SHARED DISPOSITIVE POWER 128,820

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,892,500*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%

12.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13G

CUSIP No. 64117V 10 7	Page 3 of 4 Pages

Item 1.	(a) Name of Issuer:

NetScreen Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

805 11 th Avenue, Building 3
Sunnyvale, California 94089

Item 2.	(a) Name of Person Filing:

Feng Deng

(b)	Address of Principal Business Office:

805 11 th Avenue, Building 3
Sunnyvale, California 94089

(c)	Citizenship:

People’s Republic of China

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

64117V 10 7

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,892,500*

(b)	Percent of class: 4.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,763,680

(ii)	Shared power to vote or to direct the vote: 128,820

(iii)	Sole power to dispose or to direct the disposition of: 3,763,680

(iv)	Shared power to dispose or to direct the disposition of: 128,820

*	Includes 3,658,500 shares owned by D & H Family Trust, 5,590 shares owned by Mr. Deng’s wife, Birong Hu and 128,820 shares owned by the Alec Kai Deng 2000 Irrevocable Trust.

SCHEDULE 13G

CUSIP No. 64117V 10 7	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003	By:	/s/ FENG DENG
Feng Deng